Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Landos Biopharma, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$214,409,599(1)	.00014760	$31,647(2)

Fees Previously Paid	$0		$0

Total Transaction Valuation	$214,409,599

Total Fees Due for Filing			$31,647

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$31,647

(1)

Aggregate number of securities to which transaction applies: As of April 10, 2024, the maximum number of shares of the Registrant’s common stock to which this transaction applies is estimated to be 6,901,412, which consists of (1) 3,119,226 shares of common stock entitled to receive the per share merger consideration of $31.56 (the “aggregate per share merger consideration”), which consists of a $20.42 per share cash payment upfront and one contingent value right that could result in an additional cash payment of $11.14 per share; (2) 437,040 shares of common stock underlying outstanding stock options with an exercise price below the upfront per share merger consideration of $20.42 (an “In-the-Money Option”), which may be entitled to receive the aggregate per share merger consideration of $31.56 minus any applicable exercise price; (3) 254,238 shares of common stock underlying outstanding restricted stock units, which may be entitled to receive the aggregate per share merger consideration of $31.56; and (4) 3,090,908 additional shares of common stock underlying outstanding pre-funded warrants (with an exercise price of $0.10 per warrant share), which may be entitled to receive the aggregate per share merger consideration of $31.56 minus the exercise price.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of April 10, 2024, the underlying value of the transaction was calculated based on the sum of (1) the product of 3,119,226 shares of common stock and the aggregate per share merger consideration of $31.56; (2) the product of 437,040 shares of common stock underlying outstanding In-the-Money Options and $24.49 (which is the difference between the aggregate per share merger consideration of $31.56 and the weighted average exercise price of the In-the-Money Options of $7.07); (3) the product of 254,238 shares of common stock underlying outstanding restricted stock units and the aggregate per share merger consideration of $31.56; and (4) the product of 3,090,908 shares of common stock subject to issuance pursuant to outstanding pre-funded warrants (with an exercise price of $0.10 per warrant share), multiplied by $31.46 (which is the difference between the per share merger consideration of $31.56 and the exercise price of $0.10). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .00014760.